UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 1, 2007

Commission File Number 001-15244

CREDIT SUISSE GROUP

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

CREDIT SUISSE GROUP
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release

Credit Suisse Group reports net income of CHF 1.3 billion for the third quarter of 2007

Income from continuing operations of CHF 1.3 billion, down 11% from the third quarter of 2006.

26% increase in pre-tax income from Private Banking partly offset declines in Investment Banking and Asset Management.

Record net income of CHF 7.2 billion for the first nine months of 2007.

Zurich, November 1, 2007 Credit Suisse Group today reported income from continuing operations and net income of CHF 1,302 million for the third quarter of 2007, reflecting lower results in Investment Banking and Asset Management. Private Banking remained strong, with significant increases in both income from continuing operations before taxes and net revenues compared to the third quarter of last year.

Brady W. Dougan, Chief Executive Officer of Credit Suisse Group, said: “The extreme market conditions that characterized the third quarter affected many of our businesses. However, our global diversification and balanced business mix helped us mitigate the impact on our overall performance, maintain solid profitability and deliver a record result for the first nine months of the year.”

Commenting on the operating environment, Mr. Dougan continued: “We are seeing encouraging signs that activity in the credit markets is increasing, although it is too early to predict when all of the affected markets will return to more normal levels. The events of the third quarter have reaffirmed the importance of our integrated global model in driving revenues and enhancing efficiency throughout the entire market cycle.”

Financial Highlights

(in CHF million, except where indicated)	3Q07	2Q07	3Q06	% change	% change
				vs 2Q07	vs 3Q06
Income from continuing operations	1,302	3,189	1,468	(59)	(11)
Net income	1,302	3,189	1,892	(59)	(31)
Diluted earnings per share
from continuing operations (CHF)	1.18	2.82	1.29	(58)	(9)
Diluted earnings per share (CHF)	1.18	2.82	1.67	(58)	(29)
Return on equity	12.4%	29.7%	18.9%	–	–
BIS tier 1 ratio (end of period)	12.0%	13.0%	10.8%	–	–
Core results ¹
Net revenues	6,020	11,703	7,436	(49)	(19)
Provision for credit losses	4	(20)	(40)	–	–
Total operating expenses	4,733	7,637	5,646	(38)	(16)
Income from continuing
operations before taxes	1,283	4,086	1,830	(69)	(30)
¹ Core results include the results of the three segments and the Corporate Center, excluding revenues and expenses in respect of minority interests without significant economic interest.

Media Release
November 1, 2007 Page 2/6

Segment Results

Investment Banking

Investment Banking reported income from continuing operations before taxes of CHF 6 million in the third quarter of 2007, down from CHF 758 million in the same period of 2006. Its performance was significantly affected by the dislocation in the structured products and credit markets, which led to a sharp downturn in results in fixed income. The structured products businesses, including residential and commercial mortgages and collateralized debt obligations (CDOs), recorded a valuation reduction of CHF 1.1 billion, net of fees and hedges. Net revenues also reflected a valuation reduction of CHF 1.1 billion on leveraged loan commitments, net of fees and hedges. Lower fixed income trading results were partly offset by strong performances in interest products, life insurance finance and emerging markets trading. Lower equity trading results reflected a weak performance in proprietary trading, including a loss of approximately CHF 300 million in quantitative trading strategies, partly offset by strong results in the cash equities, equity derivatives and prime services businesses. Fixed income and equity trading also benefited from fair value gains of CHF 622 million due to the widening credit spreads on Credit Suisse debt. Total underwriting and advisory results were down, reflecting lower revenues in debt underwriting, partly offset by higher revenues in equity underwriting and advisory compared to the third quarter of 2006.

Total operating expenses fell by 40% in the third quarter of 2007, as compensation expenses declined in line with lower revenues. The compensation/revenue ratio was 40.0%, compared to 53.5% in the third quarter of 2006. For the first nine months of 2007, the compensation/revenue ratio was 50.0%. For the first nine months of 2007, the pre-tax income margin was 27.7%, compared to 25.1% for the same period of 2006.

Private Banking

Private Banking, which comprises the Wealth Management and Corporate & Retail Banking businesses, reported income from continuing operations before taxes of CHF 1,289 million for the third quarter of 2007, up 26% compared to the same period of 2006.

The Wealth Management business reported income from continuing operations before taxes of CHF 900 million for the third quarter of 2007, up 32% compared to the third quarter of 2006. Net revenues rose 27%, driven by strong improvements in recurring revenues, reflecting higher net interest income and higher commissions and fees - particularly from managed assets - as well as in transaction-based revenues, mainly reflecting higher brokerage and product issuing fees. The 24% increase in total operating expenses during the quarter was primarily attributable to ongoing strategic investments in the global presence of Wealth Management and higher performance-related compensation. The pre-tax income margin was 38.4% in the third quarter of 2007, compared to 37.1% in the third quarter of 2006. For the first nine months of 2007, the pre-tax income margin was 40.7%, compared to 39.7% for the same period of last year.

The Corporate & Retail Banking business reported a 15% rise in income from continuing operations before taxes to CHF 389 million in the third quarter of 2007 compared to the same period of 2006. Net revenues rose 17%. The increase in total operating expenses of 17% compared to the third quarter of 2006 reflected an increase in compensation and benefits as well as higher total other operating expenses.

Media Release
November 1, 2007 Page 3/6

Provisions for credit losses reflected net releases of CHF 16 million. The pre-tax income margin was 39.7% in the third quarter of 2007, compared to 40.3% in the third quarter of 2006. For the first nine months of 2007, the pre-tax income margin was 41.5%, compared to 39.5% for the same period of last year.

Asset Management

Asset Management reported income from continuing operations before taxes of CHF 45 million for the third quarter of 2007. This decrease of CHF 113 million compared to the third quarter of 2006 was mainly attributable to fair value reductions on securities and lower private equity and other investment-related gains. Net revenues declined by 14% compared to the third quarter of 2006. Total operating expenses increased by 3%. The pre-tax income margin was 7.6% in the third quarter of 2007, compared to 22.8% in the third quarter of 2006. For the first nine months of 2007, the pre-tax income margin was 27.0%, compared to 19.7% for the same period of last year. As of September 30, 2007, assets under management totaled CHF 714.1 billion, a decrease of 4.7% from June 30, 2007.

Segment Results
(in CHF million)		3Q07	2Q07	3Q06	% change	% change
					vs 2Q07	vs 3Q06
Investment	Net revenues	2,097	7,538	4,191	(72)	(50)
Banking	Provision for credit losses	20	9	(19)	-	-
	Total operating expenses	2,071	5,027	3,452	(59)	(40)
	Income from continuing
	operations before taxes	6	2,502	758	-	-
Private	Net revenues	3,325	3,353	2,682	(1)	24
Banking	Provision for credit losses	(17)	(29)	(19)	(41)	(11)
	Total operating expenses	2,053	2,001	1,679	3	22
	Income from continuing
	operations before taxes	1,289	1,381	1,022	(7)	26
Asset	Net revenues	594	853	692	(30)	(14)
Management	Provision for credit losses	0	0	(1)	-	-
	Total operating expenses	549	554	535	(1)	3
	Income from continuing operations before taxes	45	299	158	(85)	(72)

Net New Assets

The Wealth Management business generated net new assets of CHF 9.7 billion in the third quarter of 2007. The Asset Management business reported an outflow of CHF 20.9 billion, reflecting outflows of CHF 27.3 billion in money market assets and CHF 0.8 billion in equities, partly offset by inflows of CHF 3.5 billion in balanced assets, CHF 2.0 billion in alternative investments and CHF 1.7 billion in fixed income assets. Credit Suisse’s total assets under management were CHF 1,571.3 billion as of September 30, 2007, down 3.5% from June 30, 2007.

Results for the first nine months of 2007

Credit Suisse Group posted record net income of CHF 7,220 million for the first nine months of 2007. Income from continuing operations increased by 27% compared to the same period of 2006. Diluted earnings per share from continuing operations rose to CHF 6.43 in the first nine months of 2007,

Media Release
November 1, 2007 Page 4/6

compared to CHF 4.91 in the first nine months of 2006, and the return on equity improved to 22.5% from 21.7%. Both Investment Banking and Private Banking generated record pre-tax income for the first nine months of 2007.

(in CHF million, except where indicated)		9M07	9M06	% change

Financial	Income from continuing operations	7,220	5,682	27
Highlights	Net income	7,220	6,654	9
	Diluted earnings per share
	from continuing operations (CHF)	6.43	4.91	31
	Diluted earnings per share (CHF)	6.43	5.75	12
	Return on equity	22.5%	21.7%	–
Investment	Income from continuing
Banking	operations before taxes	4,498	3,609	25
Private	Income from continuing
Banking	operations before taxes	4,109	3,453	19
Asset	Income from continuing
Management	operations before taxes	601	419	43

Information

Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com

Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse

As one of the world’s leading banks, Credit Suisse provides its clients with investment banking, private banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse is active in over 50 countries and employs approximately 47,000 people. Credit Suisse’s parent company, Credit Suisse Group, is a leading global financial services company headquartered in Zurich. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary Statement Regarding Forward-Looking and Non-GAAP Information

This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

•	Our plans, objectives or goals;
•	Our future economic performance or prospects;
•	The potential effect on our future performance of certain contingencies; and
•	Assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

•	The ability to maintain sufficient liquidity and access capital markets;
•	Market and interest rate fluctuations;
•	The strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular;
•	The ability of counterparties to meet their obligations to us;
•	The effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;

Media Release
November 1, 2007 Page 5/6

•	Political and social developments, including war, civil unrest or terrorist activity;
•	The possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
•	Operational factors such as systems failure, human error, or the failure to implement procedures properly;
•	Actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
•	The effects of changes in laws, regulations or accounting policies or practices;
•	Competition in geographic and business areas in which we conduct our operations;
•	The ability to retain and recruit qualified personnel;
•	The ability to maintain our reputation and promote our brand;
•	The ability to increase market share and control expenses;
•	Technological changes;
•	The timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
•	Acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-

core assets;

•	The adverse resolution of litigation and other contingencies; and
•	Our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 - Key Information - Risk factors.

This press release contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under GAAP can be found in Credit Suisse Group’s Financial Review 3Q07 and Credit Suisse Group’s Financial Statements 3Q07.

Media Release
November 1, 2007 Page 6/6

Presentation of Credit Suisse Group’s Third-Quarter 2007 Results

via Audio webcast and telephone conference

Date	Thursday, November 1, 2007

Time	10:00 CET / 09:00 GMT / 04:00 EST

Speaker	Renato Fassbind, Chief Financial Officer of Credit Suisse Group The presentation will be held in English.

Audio webcast	www.credit-suisse.com/results

Telephone	Europe: UK: US:	+41 91 610 5600 +44 207 107 0611 +1 866 291 4166
Reference: ‘Credit Suisse Group quarterly results’

Q&A session	You will have the opportunity to ask questions during the telephone conference following the presentation.

Playbacks	Audio playback available approximately 3 hours after the event at: www.credit-suisse.com/results

Telephone replay available approximately 1 hour after the event on
	Europe: UK: US:	+41 91 612 4330 +44 207 108 6233 +1 866 416 2558
Conference ID: 351#

Note

We recommend that you dial in approximately 10 minutes before the start of the presentation for the audio webcast and telephone conference. Further instructions and technical test functions are available on our website.

Third Quarter
Results 2007

Zurich

November 1, 2007

Renato Fassbind
Chief Financial Officer

Cautionary statement

Cautionary statement regarding forward-looking and non-GAAP information

This presentation contains forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995.

Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.

A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form
20-F for the fiscal year ended December 31, 2006 filed with the US Securities and
Exchange Commission, and in other public filings and press releases.

We do not intend to update these forward-looking statements except as may be required by applicable laws.

This presentation contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under GAAP can be found in Credit Suisse Group's third quarter report 2007.

Slide 2

Record nine-month performance but third quarter results
affected by market environment

3Q07

CHF m, except where indicated

1) for Core Results, i.e. excluding results from minority interests without significant economic interest

9M07

3Q06

3Q07

in

Change in %
vs. 9M06

9M07

Change in %
vs. 3Q06

9M06

Slide 3

Net revenues 1)

6,020

(19)

28,392

13

Total operating expenses 1)

4,733

(16)

19,410

9

Income from continuing operations

before taxes 1)

1,283

(30)

8,945

22

Income from continuing operations

1,302

(11)

7,220

27

Net income

1,302

(31)

7,220

9

Diluted EPS from

1.18

(9)

6.43

31

continuing operations in CHF

Return on equity

12.4%

18.9%

22.5%

21.7%

Cost/income ratio 1)

78.6%

75.9%

68.4%

71.1%

4,498

4,109

601

Investment Banking

Private Banking

Asset Management

9M06

9M07

Record nine-month results in Investment Banking and
Private Banking

Pre-tax income

CHF m

+43%

+19%

(2)%

Pre-tax income margin in %

                     25.1                   27.7                                            39.7                    40.9                                            19.7                      27.0

1) Excluding credits received from insurance settlements for litigation costs of CHF 474 m

2) Excluding business realignment costs of CHF 192 m

1)

2)

Slide 4

79

71

72

72

60

73

68

76

72

68

Maintained efficiency trends in nine-month 2007

Cost/income ratio

%, based on Core Results

9M07

2005

1) Excluding charge to increase the reserve for private litigation of CHF 960 m and charge of CHF 630 m for change in accounting for share-based compensation

2) 9M06 excluding credits received from insurance settlements for litigation costs of CHF 474 m

3) 9M06 excluding business realignment costs of CHF 192 m

IB

PB

AM

Core Results

9M06

9M07

9M06

1)

2) 3)

2)

3)

2) 3)

Slide 5

Investment Banking results declined sharply in light of the
extremely challenging operating environment

Results significantly affected by the
market dislocation

Valuation reduction on leveraged loan
commitments of CHF 1.1 bn 2)

Valuation reduction on structured
products of CHF 1.1 bn 2)

Poor performance in equity proprietary
trading, primarily in quantitative
strategies

Record nine-month revenues and
pre-tax income

Pre-tax income

Comments

CHF m

758

2,502

6

3,609

4,498

1)

Pre-tax income margin in %

           25.1               27.7                        18.1             33.2               0.3

1) Excluding CHF 474 m of credits received from
insurance settlements for litigation and related costs

2) Net of fees and hedges

+43%

3Q06

2Q07

3Q07

9M06

9M07

Slide 6

Fixed income trading with significant valuation reductions

Fixed income trading revenues

Comments

Substantial valuation reductions in
leveraged finance, mortgage and
CDO businesses

Lower results in US high grade
business and commodities

Improved results in interest rate
products, life insurance finance and
emerging markets trading

Includes fair value gains due to wider
spreads on own debt

CHF m

2,137

3,282

514

(4)%

6,843

6,568

3Q06

2Q07

3Q07

9M06

9M07

Slide 7

Equity trading revenues down from record 2Q07;
but in line with 3Q06

Equity trading revenues

Comments

Losses in proprietary trading,
including approximately CHF 300 m
in quantitative trading strategies

Strong performance across cash,
derivatives and prime services
businesses

Includes fair value gains due to wider
spreads on own debt

CHF m

3Q06

2Q07

3Q07

1,062

2,475

1,037

+33%

4,285

5,683

9M06

9M07

(2)%

(58)%

Slide 8

Underwriting and advisory revenues

Underwriting and advisory fees

Comments

Debt underwriting with weaker
performances in leveraged finance
and structured products

Equity underwriting with increased
issuance levels vs. 3Q06, but down
from record in 2Q07

Advisory fees in line with changes in
market activity and lower revenues in
private fund group

CHF m

Debt underwriting

Equity underwriting

Advisory and other fees

3Q06

2Q07

3Q07

+17%

1,052

1,758

852

3,421

4,157

+46%

(81)%

+34%

0%

+42%

+22%

9M06

9M07

(19)%

Slide 9

859

875

881

827

864

803

55.5

50.1

50.0

51.5

40.0

51.5

Investment Banking with continued focus on
cost management

2006

1Q07

2Q07

3Q07

2005

Compensation/revenue ratio in %

G&A expenses in CHF m

Reduction primarily reflecting lower
performance-based compensation

9M07 at 50%; full year ratio to be
assessed at year-end

Flat compared to 3Q06, and slight
increase from 2Q07

9M07 down 8% despite significant
increase in business volumes and
revenues

Comments

3Q06

4Q06

1Q07

2Q07

3Q07

2005

1)

1) Quarterly average and excluding charge to increase the reserve for certain private litigation of CHF 960 m

2) Excluding credits received from insurance settlements for litigation and related costs of CHF 34 m

2)

-1%

+8%

9M07

Slide 10

Wealth Management delivered profitable growth while
making investments to expand global franchise

Good results in light of challenging
markets with increased volatility

Client activity relatively strong until mid-
August despite summer slowdown

Lower activity until mid-September and
a subsequent recovery through quarter
end

Nine-month pre-tax income margin
exceeded 40% mid-term target

Pre-tax income

Comments

CHF m

3Q06

2Q07

3Q07

9M06

9M07

+32%

(10)%

684

900

1,001

+19%

2,889

2,426

Pre-tax income margin in %

      39.7               40.7                 37.1             42.0             38.4

Slide 11

Wealth Management growing recurring revenues

Net revenues

Recurring revenues increased 29%

higher commissions and fees from
the strong growth in our assets
base, particularly managed assets

higher interest income, mainly from
lower funding costs and higher
liability volumes and margins

Transaction-based revenue increased
23% driven by higher brokerage and
product issuing fees and client
foreign exchange income

Comments

CHF m

Transaction-based

Recurring

3Q06

2Q07

3Q07

9M06

9M07

+29%

1,843

2,384

2,344

+21%

6,104

7,107

Recurring revenues as % of net revenues

      63.1               65.8               68.8                63.6               69.9

+8%

+23%

Slide 12

69

70

72

78

41

32

39

43

41

34

75

39

Wealth Management with steady gross margin and
good asset inflows

Assets under management

CHF bn

Net new asset growth on AuM

in 3Q07 (annualized)                               4.5%

rolling four quarters                      6.2%

30.06.07

30.09.07

FX and
other
effects

Net new
assets

860.5

834.7

+9.7

(37.7)

Gross margin

3Q

4Q

1Q

2Q

3Q

118

109

101

115

9M07

2006

2006

2007

Recurring revenues

Transaction-based

Basis points

112

113

112

1) Includes a reduction of CHF 21.6 billion of corporate cash assets now reflected only in client assets

1)

+2.2

Market and
performance

Slide 13

Corporate & Retail Banking with good results, benefiting
from sound economic fundamentals

Interest income benefited from

higher liability volumes and margins

lower funding costs

partially offset by lower asset margins

Non-interest income increased due to
higher commissions and fees

Continued favorable credit
environment reflected in low levels of
new provisions

Comments

Pre-tax income

CHF m

3Q06

2Q07

3Q07

9M06

9M07

+15%

+2%

338

380

389

+19%

1,027

1,220

Pre-tax income margin in %

      39.5               41.5                 40.3             39.2             39.7

Slide 14

Asset Management profitability adversely affected by
environment

Performance negatively impacted by

purchase of assets from our US
money market funds,

lower private equity gains

Outside these areas, business shows
momentum with stable margins and
good net new assets growth

Pre-tax income

Comments

CHF m

3Q06

2Q07

3Q07

9M06

9M07

158

299

45

601

Pre-tax income margin in %

      19.7               27.0               22.8              35.1                7.6

419

1) Excluding business realignment costs of CHF 192 m

1)

611

Slide 15

603

646

648

664

535

Stable development of revenues and margins before
private equity related gains

Asset Management net revenues

CHF m

1) Fixed income and money market, equity, balanced and alternative investments and other

2) Adjusted for CHF 146 m from valuation reductions on securities purchased from our money market funds

3Q06

4Q06

1Q07

2Q07

3Q07

Asset management and
administrative fees 1)

Private equity and other
investment-related gains

(11)%

(19)%

89

92

128

189

59

Gross margin before private equity gains in bp

         38                        39                       37                             36                    29 / 37

2)

681

2)

Slide 16

270

161

211

289

47

670

44

714

30.09.07

31.12.06

Strong assets under management growth

+7%

+7%

+18%

(6%)

Assets under management

CHF bn

Net new assets in CHF bn

3Q07

(20.9)

(25.6)

2.0

(0.8)

Total
division

Balanced

Fixed income &
money markets

Equity

Alternative
Investments

+1%

3.5

1) Includes net new asset outflow of CHF 27.3 bn in money market assets

Note: Total division includes 'other' category with CHF 9.1 bn in AuM, net new assets of CHF 0.0 bn for 3Q07 and CHF 0.6 bn for 9M07

9M07

28.5

5.6

15.7

(3.4)

10.0

1)

1)

Slide 17

296

299

12.0

13.0

13.2

13.9

11.3

Capital management

Risk-weighted assets in CHF bn

BIS Tier 1 ratio in %

Repurchased 43.5 m shares worth
CHF 3.7 bn by October 31 1)

47% of current CHF 8 bn program

plan completion of current program
during 2008

Risk-weighted assets remained flat

Tier 1 capital down 7%, as the
contribution from net income was more
than offset by share repurchases and
foreign exchange related translation
adjustments

2006

1Q07

3Q07

2005

Comments

Tier 1 capital in CHF bn

     26.3            35.1             35.8             38.6         35.9

1) 27.5 m shares worth CHF 2.3 bn by end 3Q07

+18%

+1%

2Q07

Slide 18

75

76

71

68

3

5

6

7

15

28

23

16

238

5

31

84

Progress against Group key performance indicators

Diluted EPS growth in %

(from continued operations as reported in period)

Return on equity in %

(based on after-tax reported net income)

2004

2005

2006

9M07

2004

2005

2006

9M07

2004

2005

2006

9M07

2004

2005

2006

9M07

Net new asset growth in %

(annualized on assets under management)

Cost / income ratio in % 1)

(based on Core Results)

1) Results for 2005 exclude charge to increase the reserve for certain private litigation of CHF 960 m and charge of CHF 630 m in relation to the change in accounting for share-based compensation. 2006 results exclude credits received from insurance settlements for litigation and related costs of CHF 508 m.

Slide 19

Summary

Results reaffirm the importance of our integrated global business model

Expanding and diversifying our revenue streams, particularly within
Investment Banking

Continuing to expand our Private Banking presence in key growth markets

Driving growth initiatives centered on high-margin capabilities within Asset Management

Improve our operating leverage, enhancing our efficiency and continuing to reduce our costs

Slide 20

Additional information

3Q07 valuation reductions on structured products businesses and leveraged loan commitments are included in Investment Banking net revenues as follows:

Slide 22

Net revenues

2,182

of which

Fixed income trading

1,623

value reductions on structured products and

leveraged loan commitments, net of fees and hedges

Debt underwriting

199

value reductions on structured products,

net of fees and hedges

Other revenues

value reductions on bridge loan commitments,

net of fees and hedges

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

	By:	/s/ Urs Rohner
(Signature)*
General Counsel
Date: November 1, 2007
/s/ Charles Naylor
*Print the name and title under the signature of the signing officer.		Head of Corporate Communications